

May 29, 2024

Brian Tunick
Reporting Person
CEA Industries Inc.
1551 1st St. South
Jacksonville Beach, FL 32250

> **Re: CEA Industries Inc.**
> **Schedule 13D Filed by Brian Tunick**
> **Filed April 25, 2024**
> **File No. 005-88074**

Dear Brian Tunick:

We have reviewed the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your filing, unless otherwise indicated.

Schedule 13D Filed April 25, 2024

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was April 11, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the April 11, 2024 event date, the Schedule 13D submitted on April 25, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2. Based on the reported beneficial ownership of 601,301 shares of the Common Stock as of April 25, 2024 and your transactions in the Common Stock during the prior sixty days as reported in Exhibit 99.1 of the Schedule 13D, it appears you owned 431,824 shares of Common Stock prior to that sixty-day period. Those 431,824 shares would represent over five percent of the Common Stock if 8,076,372 shares of the Common Stock outstanding

as of December 31, 2023 is used as the denominator in calculating the amount of beneficial ownership. Please advise us why the date of the event reported as requiring the filing of the Schedule 13D was April 11, 2024, or revise such date to reflect when you first acquired beneficial ownership of more than five percent of the Common Stock. See Rule 13d-1(a) of Regulation 13D-G which requires a statement to be filed "containing the information required by Schedule 13D" codified at Rule 13d-101.

3. We note the disclosure provided in response to Item 2(c) of Schedule 13D that "[t]he Reporting Person is self-employed." As required by the terms of Item 2(c), please revise to specify the Reporting Person's "present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted."

4. At present, information has not been explicitly provided in response to Items 2 and 3 of Schedule 13D. We note the disclosure provided in response to the fourth box on the cover page and at the end of the disclosures provided under Item 1 that the "securities were acquired by the Reporting Person using personal funds." Please amend the disclosure provided in apparent response to Item 3 of Schedule 13D to include the amount of funds or other consideration used to purchase the reported shares of Common Stock. In addition, please amend the Schedule 13D to provide a specific response to each line item. See Instruction A to the "Special Instructions for Complying with Schedule 13D" at Rule 13d-101 of Regulation 13D-G which requires a filer to "[a]nswer every item" and further explains that "[i]f an item is inapplicable or the answer is in the negative, so state."

We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions